Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of June 19, 2012 among Expedition Holding Company, Inc., a Delaware corporation (“Parent”), Expedition Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Quest Software, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used but not defined in this Amendment are used as defined in the Merger Agreement.

WHEREAS, the parties hereto have entered into a Agreement and Plan of Merger dated as of March 8, 2012 (the “Merger Agreement”); and

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

1. The seventh Recital of the Merger Agreement is hereby amended to read in full as follows:

“WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Co-Investors) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., Insight Venture Partners Coinvestment Fund II, L.P., Vector Capital IV, L.P., Vincent C. Smith, the Vincent C. Smith Annuity Trust 2010-1, the Vincent C. Smith Annuity Trust 2010-2, the Vincent C. Smith Annuity Trust 2011-1 and the Teach A Man to Fish Foundation (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement; and.”

2. Section 2.1(c) of the Merger Agreement is hereby amended to read in full as follows:

“Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b), Rollover Shares and Dissenting Shares) shall be converted into the right to receive an amount in cash equal to $25.75 without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”), or non-certificated shares of Company Common Stock represented by book-entry shares (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.”

3. Section 4.5 of the Merger Agreement is hereby amended to read in full as follows:

“Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed commitment letter (the “Equity Funding Letter”) from each of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Co-Investors) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., Insight Venture Partners Coinvestment Fund II, L.P. and Vector Capital IV, L.P. (collectively, the “Equity Providers” and each an “Equity Provider”) to each provide, in each case subject only to the conditions precedent expressly set forth therein (the “Equity Financing Conditions”), equity financing in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), (ii) an executed rollover commitment letter (the “Rollover Letter”) from Vincent C. Smith, the Vincent C. Smith Annuity Trust 2010-1, the Vincent C. Smith Annuity Trust 2010-2, the Vincent C. Smith Annuity Trust 2011-1 and the Teach A Man to Fish Foundation (collectively, the “Rollover Investors”) to contribute to Parent, subject only to the conditions precedent expressly set forth therein (the “Rollover Investment Conditions”), the amount of Company Common Stock expressly set forth therein (the “Rollover Investment”) and (iii) an executed commitment letter and forms of fee letters, redacted only to remove the fees payable to a financing source, “market flex” provisions and “securities demand” provisions (none of which would adversely affect the amount or availability of the Debt Financing or the conditions precedent to the Debt Financing), from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Equity Funding Letter, the “Financing Letters”) to provide, subject only to the conditions precedent set forth therein (the “Debt Financing Conditions”, and together with the Equity Financing Conditions collectively referred to as the “Financing Conditions”), debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”). The Financing Letters and the Rollover Letter are in full force and effect as of the date of this Agreement and are legal, valid and binding obligations of Parent and, to the knowledge of Parent, the other parties hereto. As of the date of this Agreement, none of the Financing Letters or the Rollover Letter has been amended or modified and the respective commitments contained in such letters have not been withdrawn or rescinded in any respect. Assuming (i) the Financing is funded in accordance with the Equity Funding Letter and the Debt Commitment Letter, as applicable, (ii) the contribution contemplated by the Rollover Letter is made in accordance with the terms of the Rollover Letter and (iii) the conditions set forth in Section 6.2(a) and Section 6.2(b) are satisfied, the net proceeds contemplated by the Equity Funding Letter and Debt Commitment Letter will, together with the Company’s available cash, in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and Designated Consideration and any other amounts required to be paid by Parent, Merger Sub and the Company in connection with the consummation of the Transactions and to pay all related fees and expenses. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Letters and the Rollover Letter that are payable on or prior to the date of this Agreement, and Parent represents that any other fees that are due under the Financing Letters and the Rollover Letter are required to be paid no earlier than the Closing or the termination of this Agreement. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under the Financing Letters or the Rollover Letter; provided that in making the representations and warranties in this sentence, Parent is assuming that the condition set forth in Section 6.2(a) will be satisfied as of the Effective Time. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing or that any of the conditions to the contribution contemplated in the Rollover Letter will not be satisfied or that the contribution contemplated by the Rollover Letter will not be made to Parent on or before the date of the Closing; provided that in making the representations and warranties in this sentence, Parent is assuming that the condition set forth in Section 6.2(a) will be satisfied as of the Effective Time. The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Parent on the terms therein, and the Rollover Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the contribution to Parent described therein. Other than as set forth in Section 4.5 of the Parent Disclosure Letter, and other than a customary engagement letter and an administration fee letter to be entered into in connection with the Debt Financing that do not add any additional Financing Conditions, as of the date hereof, there are no side letters and (except for the Financing Letters and the Rollover Letter) there are no other agreements, contracts or arrangements, whether written or oral, with any lender or any other Person, related to the financing or investing, as applicable, of any amount of the Financing, the Financing Conditions, any amount of the contribution contemplated by the Rollover Letter or the Rollover Investment Conditions.”

4. Section 5.7 of the Merger Agreement is hereby amended to read in full as follows:

“Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s Representatives and sources of Debt Financing reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, waive the protection of an attorney-client privilege, or expose the Company to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. Without limiting the generality of this Section 5.7, from the date of this Agreement until the Effective Time, the Company will furnish to the Parent promptly after becoming available, (i) monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as it may prepare for management’s internal use, and (ii) any update of its outlook for the quarter or the balance of the fiscal year, as it may prepare for management’s internal use. Until the Effective Time, the information provided will be subject to the terms of (x) the letter agreement, dated as of September 19, 2011, between the Company and Insight Venture Management LLC (as it may be amended from time to time, the “Insight Confidentiality Agreement”) with respect to the Equity Providers affiliated with Insight Venture Management LLC, and (y) the letter agreement, dated as of March 16, 2012, between the Company and Vector Capital Corporation (as it may be amended from time to time, the “Vector Confidentiality Agreement”) with respect to the Equity Providers affiliated with Vector Capital Corporation.”

5. Section 7.1(b)(i) of the Merger Agreement is hereby amended to read in full as follows:

(i) if the Merger shall not have been consummated on or before October 8, 2012 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

6. Sections 7.3(a) of the Merger Agreement is hereby amended to read in full as follows:

(a) In the event that:

(i) (A) a Takeover Proposal shall have been made, proposed or communicated, have become publicly known and not have been withdrawn after the date hereof and prior to the Company Stockholders Meeting (or prior to the termination of this Agreement if there has been no Company Stockholders Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to such Takeover Proposal or any such Takeover Proposal is consummated; provided that for purposes of clause (C) of this Section 7.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”); or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii); or

(iii) (A) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) and prior to the Company Stockholders Meeting the Company Board has made a Change of Recommendation;

then, in any such event under clause (i), (ii) or (iii) of this Section 7.3(a), the Company shall pay as directed by Parent the applicable Termination Fee (as defined below), plus up to $12,000,000 in documented out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing (“Parent Expenses”); provided that the Company shall not be required to pay the Parent Expenses in the event that the Parent Expenses have been paid pursuant to Section 7.3(b), by wire transfer of same day funds (x) in the case of Section 7.3(a)(iii), within two business days after such termination, (y) simultaneously with such termination if pursuant to Section 7.1(d)(ii) or (z) in the case of only Section 7.3(a)(i), two business days after the consummation of a Takeover Proposal; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $25,000,000, except that in the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) prior to the No-Shop Period Start Date, the “Termination Fee” shall mean a cash amount equal to $4,200,000. In the event that Parent shall receive full payment pursuant to this Section 7.3(a) and Section 7.3(b), the receipt of the applicable Termination Fee and Parent Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3(a) shall limit the rights of Parent and Merger Sub under Section 8.8.

7. Sections 7.3(e) of the Merger Agreement is hereby amended to read in full as follows:

(e) Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 8.8, the Company’s right to receive payment of the Parent Termination Fee from Parent or the Guarantors pursuant to the Guaranty in respect thereof and the Company’s right to pursue the Damages Remedy, shall be the sole and exclusive remedies of the Company, its Subsidiaries, and the stockholders of the Company against Parent, Merger Sub, the Guarantors, the parties to the Rollover Letter or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that Parent and Merger Sub shall remain subject to a Damages Remedy and Parent also shall be obligated with respect to Section 7.3(d)). Notwithstanding anything to the contrary in this Agreement, but subject to Parent’s rights set forth in Section 8.8, Parent’s right to receive payment from the Company of (i) the Parent Expenses pursuant to Section 7.3(b) and/or (ii) the applicable Termination Fee and Parent Expenses pursuant to Section 7.3(a) shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that the Company shall also be obligated with respect to Section 7.3(d)). For the avoidance of doubt, (1) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee, or the Damages Remedy Cap, as applicable, and (2) while the Company may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Parent Termination Fee or the Damages Remedy Cap, as applicable, under Section 7.1(b), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and any money damages, including, but not limited to, all or any portion of the Parent Termination Fee or the Damages Remedy.”

8. Section 8.10 of the Merger Agreement is hereby amended to read in full as follows:

“Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

c/o Insight Venture Management, LLC

680 Fifth Avenue, 8th Floor

New York, New York 10019

Attention:         General Counsel

Facsimile:        (212) 728-9272

c/o Vector Capital Corporation

One Market Street, Steuart Tower, 23d Floor

San Francisco, California 94105

Attention:         Chief Operating Officer

Facsimile:        (415) 293-5100

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention:         Gordon R. Caplan, Esq.

Facsimile:        (212) 728-9266

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Attention:         Martin A. Wellington

Facsimile:        (650) 752-3600

If to the Company, to:

Quest Software, Inc.

5 Polaris Way

Aliso Viejo, CA 92656

Attention:         General Counsel

Facsimile:        (949) 754-8799

with a copy (which shall not constitute notice) to:

Potter Anderson & Corroon LLP

1313 N. Market Street, 6th Floor

Wilmington, DE 19801

Attention:         Mark A. Morton, Esq.

Facsimile:         (302) 778-6078

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

Attention:         Charles K. Ruck

Facsimile:        (714) 755-8290

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.”

9. The defined term “Marketing Period” in Section 8.12 is hereby amended to read in full as follows:

““Marketing Period” means the first period of 18 consecutive business days after the date of this Agreement beginning on the later of the first day on which (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 5.5, and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement above to provide the Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within three business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant) and (b) all conditions set forth in Section 6.1 and Section 6.2 (other than (x) the conditions set forth in Section 6.1(a) and Section 6.1(b) which need to be satisfied no later than five business days prior to the end of the Marketing Period and (y) those conditions that by their terms are to be satisfied at the Closing, which need only be satisfied at the Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing, as the case may be, were to be scheduled for any time during such 18 consecutive business day period; provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated; provided, further, that if such 18 consecutive business day period does not end prior to August 20, 2012, such period shall not commence until after September 3, 2012. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced (A) prior to the mailing of the Proxy Statement or (B) if, on or prior to the completion of such 18 consecutive business day period, (x) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements above with respect to the Required Information would be satisfied on the first day, throughout and on the last day of such new 18 consecutive business day period or (y) the Required Information would not be Compliant at any time during such 18 consecutive business day period, in which case a new 18 consecutive business day period shall commence upon Parent receiving updated Required Information that would be Compliant, and the requirements above with respect to the Required Information would be satisfied on the first day, throughout and on the last day of such new 18 consecutive business day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred).”

10. The following defined term shall be added to the table set forth in Section 8.12:

Insight Confidentiality Agreement	Section 5.7
Vector Confidentiality Agreement	Section 5.7

and the defined term “Confidentiality Agreement” shall be removed from the table set forth in Section 8.12.

11. Exhibit A Form of Rollover Letter is hereby amended in full and replaced with Exhibit A hereto.

12. Except as expressly set forth in this Amendment, this Amendment shall not constitute an amendment or modification of any other provision of the Merger Agreement. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference, and each reference to “this Agreement” and each other similar reference contained in the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

13. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

14. This Amendment may be executed in any number of counterparts (including by facsimile or by .pdf delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

EXPEDITION HOLDING COMPANY, INC.

By:	/s/ Michael Tripett
Name: Michael Tripett Title: President

EXPEDITION MERGER SUB, INC.

By:	/s/ Michael Triplett
Name: Michael Triplett Title: President

QUEST SOFTWARE, INC.

By:	/s/ David Cramer
Name: David Cramer Title: VP, General Counsel & Secretary

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]